Exhibit 99.1

UNAUDITED PRO FORMA FINANCIAL INFORMATION

On July 13, 2020, QIWI completed the previously announced sale of its SOVEST consumer lending business to Sovcombank. The unaudited pro forma financial statements have applied pro forma adjustments to the Company’s historical consolidated financial statements prepared in accordance with the International Financial Reporting Standards as published by the International Accounting Standards Board and give effect to the sale of SOVEST. The unaudited pro forma statements of operations for the fiscal years ended December 31, 2017, December 31, 2018, December 31, 2019 and for the three months ended March 31, 2020 assume that the sale occurred as of the beginning of those periods. The unaudited pro forma balance sheet as of March 31, 2020 assumes that the sale occurred on March 31, 2020.

The unaudited pro forma financial statements are presented on the basis of currently available information and reflect certain assumptions and adjustments that management believes are reasonable under the circumstances. These unaudited pro forma financial statements are intended for informational purposes only and are not necessarily indicative of what the Company’s results of operations or financial condition would have been had the sale been completed on the dates assumed. In addition, they are not necessarily indicative of the Company’s future results of operations or financial condition. Beginning in the second quarter of fiscal year 2020, the historical financial results of the consolidated operations of SOVEST for the periods prior to the sale will be reflected in the Company’s consolidated financial statements as discontinued operations.

The unaudited pro forma financial statements should be read in conjunction with (i) the accompanying notes to the unaudited pro forma financial statements and (ii) the audited consolidated financial statements and accompanying notes included thereto in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on March 24, 2020.

QIWI plc

Unaudited Pro Forma Condensed Consolidated Statement of Operations

for the Year Ended December 31, 2017

(in RUB millions)

	Company historical	SOVEST Sale Pro Forma Adjustments	Pro forma
		(a)
	RUB	RUB	RUB
Revenue:	20,897	(105)	20,792
Payment processing fees	17,265	—	17,265
Interest revenue calculated using the effective interest rate	1,052	(100)	952
Fees from inactive accounts and unclaimed payments	1,310	—	1,310
Other revenue	1,270	(5)	1,265
Operating costs and expenses:	(16,906)	2,864	(14,042)
Cost of revenue (exclusive of items shown separately below)	(7,704)	95	(7,609)
Selling, general and administrative expenses	(3,796)	1,723	(2,073)
Personnel expenses	(4,286)	792	(3,494)
Depreciation and amortization	(796)	32	(764)
Credit loss expense	(220)	222	2
Impairment of intangible assets	(104)	—	(104)
Profit from operations	3,991	2,759	6,750
Share of gain/(loss) of an associate and a joint venture	(41)	—	(41)
Other income and expenses, net	257	—	257
Foreign exchange gain	(373)	—	(373)
Foreign exchange loss	6	—	6
Interest income and expenses, net	(41)	—	(41)
Profit before tax	3,840	2,759	6,599
Income tax expense	(698)	(540)	(1,238)
Net profit	3,142	2,219	5,361
Attributable to:
Equity holders of the parent	3,114	2,219	5,333
Non-controlling interests	28	—	28

QIWI plc

Unaudited Pro Forma Condensed Consolidated Statement of Operations

for the Year Ended December 31, 2018

(in RUB millions)

	Company historical	SOVEST Sale Pro Forma Adjustments	Pro forma
		(a)
	RUB	RUB	RUB
Revenue:	30,610	(558)	30,052
Payment processing fees	23,694	—	23,694
Interest revenue calculated using the effective interest rate	1,854	(197)	1,657
Fees from inactive accounts and unclaimed payments	1,419	—	1,419
Other revenue	3,643	(361)	3,282
Operating costs and expenses:	(26,161)	3,927	(22,234)
Cost of revenue (exclusive of items shown separately below)	(10,953)	173	(10,780)
Selling, general and administrative expenses	(6,099)	1,821	(4,278)
Personnel expenses	(7,748)	1,410	(6,338)
Depreciation and amortization	(864)	45	(819)
Credit loss expense	(474)	478	4
Impairment of intangible assets	(23)	—	(23)
Profit from operations	4,449	3,369	7,818
Share of gain/(loss) of an associate and a joint venture	(46)	—	(46)
Other income and expenses, net	(181)	—	(181)
Foreign exchange gain	1,311	—	1,311
Foreign exchange loss	(1,049)	—	(1,049)
Interest income and expenses, net	17	—	17
Profit before tax	4,501	3,369	7,870
Income tax expense	(875)	(663)	(1,538)
Net profit	3,626	2,706	6,332
Attributable to:
Equity holders of the parent	3,584	2,706	6,290
Non-controlling interests	42	—	42

QIWI plc

Unaudited Pro Forma Condensed Consolidated Statement of Operations

for the Year Ended December 31, 2019

(in RUB millions)

	Company historical	SOVEST Sale Pro Forma Adjustments	Pro forma
		(a)
	RUB	RUB	RUB
Revenue:	39,336	(1,575)	37,761
Payment processing fees	30,736	—	30,736
Interest revenue calculated using the effective interest rate	3,646	(424)	3,222
Fees from inactive accounts and unclaimed payments	1,806	—	1,806
Other revenue	3,148	(1,151)	1,997
Operating costs and expenses:	(32,896)	4,122	(28,774)
Cost of revenue (exclusive of items shown separately below)	(16,160)	236	(15,924)
Selling, general and administrative expenses	(6,213)	1,751	(4,462)
Personnel expenses	(7,765)	1,445	(6,320)
Depreciation and amortization	(1,324)	44	(1,280)
Credit loss expense	(642)	646	4
Impairment of intangible assets	(792)	—	(792)
Profit from operations	6,440	2,547	8,987
Share of gain/(loss) of an associate and a joint venture	258	—	258
Other income and expenses, net	(91)	—	(91)
Foreign exchange gain	905	—	905
Foreign exchange loss	(1,077)	—	(1,077)
Interest income and expenses, net	(56)	2	(54)
Profit before tax	6,379	2,549	8,928
Income tax expense	(1,492)	(503)	(1,995)
Net profit	4,887	2,046	6,933
Attributable to:
Equity holders of the parent	4,832	2,046	6,878
Non-controlling interests	55	—	55

QIWI plc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

for the Three Months Ended March 31, 2020

(in RUB millions)

	Company historical	SOVEST Sale Pro Forma Adjustments	Pro forma
		(a)
	RUB	RUB	RUB
Revenue:	10,610	(640)	9,970
Payment processing fees	7,935	—	7,935
Interest revenue calculated using the effective interest rate	1,060	(190)	870
Fees from inactive accounts and unclaimed payments	490	—	490
Other revenue	1,125	(450)	675
Operating costs and expenses:	(8,720)	1,302	(7,418)
Cost of revenue (exclusive of items shown separately below)	(4,350)	74	(4,276)
Selling, general and administrative expenses	(1,228)	335	(887)
Personnel expenses	(2,283)	372	(1,917)
Depreciation and amortization	(319)	19	(300)
Credit loss expense	(520)	502	(18)
Impairment of intangible assets	(20)	—	(20)
Profit from operations	1,890	662	2,552
Share of gain/(loss) of an associate and a joint venture	132	—	132
Other income and expenses, net	(16)	—	(16)
Foreign exchange gain	1,434	—	1,434
Foreign exchange loss	(1,397)	—	(1,397)
Interest income and expenses, net	(32)	2	(30)
Profit before tax	2,011	664	2,675
Income tax expense	(412)	(136)	(548)
Net profit	1,599	528	2,127
Attributable to:
Equity holders of the parent	1,587	528	2,115
Non-controlling interests	12	—	12

QIWI plc.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of March 31, 2020

(in RUB millions)

	Company historical	SOVEST Sale Pro Forma Adjustments	Pro forma
		(b)
	RUB	RUB	RUB
Assets
Non-current assets
Property and equipment	2,442		2,442
Goodwill and other intangible assets	11,232		11,232
Investments in associates	1,250		1,250
Long-term debt securities and deposits	5,280		5,280
Long-term loans	264		264
Other non-current assets	72		72
Deferred tax assets	250		250

Total non-current assets	20,790		20,790

Current assets
Trade and other receivables	4,588		4,588
Short-term loans	12,150	(8,532)	3,618
Short-term debt securities and deposits	1,166		1,166
Prepaid income tax	279		279
Other current assets	1,097		1,097
Cash and cash equivalents	32,240	7,737	39,977

Total current assets	51,520	(795)	50,725

Assets held for sale	58		58

Total assets	72,368	(795)	71,573

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	1		1
Additional paid-in capital	1,876		1,876
Share premium	12,068		12,068
Other reserve	2,596		2,596
Retained earnings	11,132	(922)	10,210
Translation reserve	464		464

Total equity attributable to equity holders of the parent	28,137	(922)	27,215

Non-controlling interests	40		40

Total equity	28,177	(922)	27,255

Non-current liabilities
Long term debt	1,863		1,863
Long-term lease liability	1,142		1,142
Long-term customer accounts	438		438
Other non-current liabilities	68		68
Deferred tax liabilities	724		724

Total non-current liabilities	4,235		4,235

Current liabilities
Trade and other payables	24,225	127	24,352
Customer accounts and amounts due to banks	13,200		13,200
Dividends payable	1,072		1,072
Short-term lease liability	397		397
VAT and other taxes payable	174		174
Other current liabilities	888		888

Total current liabilities	39,956	127	40,083

Total equity and liabilities	72,368	(795)	71,573

Notes to the Unaudited Pro Forma Financial Statements

(a)	The SOVEST Sale Pro Forma Adjustments column in the unaudited pro forma information represents the historical financial results of SOVEST operations disposed of through the sale to Sovcombank.
(b)

The SOVEST Sale Pro Forma Adjustments column in the unaudited pro forma information represents the sale of SOVEST assets to Sovcombank, employee termination liabilities created and to be paid by Sovcombank (limited up to RUB250 million), and estimated total proceeds to be received from Sovcombank. Since the pro forma balance sheet is prepared as if the transaction occurred as of March 31, 2020, the cash balance is adjusted based on the assets existed as of that date.